Bowman Consulting Group Ltd.

May 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Nicholas Lamparski

Re:	Bowman Consulting Group Ltd. (the “Company”)
Registration Statement on Form S-1
(File No. 333-255076) (the “Registration Statement”)

Dear Mr. Lamparski,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on Thursday, May 6, 2021, or as soon thereafter as practicable.

Should you have any questions concerning this request, please contact me at (703) 464-1000 or our counsel, Andrew M. Tucker at Nelson Mullins Riley & Scarborough LLP at (202) 689-2987.

[Signature page follows]

Very truly yours,

Bowman Consulting Group Ltd.,

By:	/s/ Gary Bowman
Name:	Gary Bowman
Title:	Chief Executive Officer